Exhibit (a)(1)(K)

NEWS

FOR IMMEDIATE RELEASE
Contact:

Brian R. Kahn
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

Desert Equity LP Announces Preliminary Results of its Tender Offer for 3.74 Million Shares of White Electronic Designs Corporation

ORLANDO, FL – September 16, 2009 – Desert Equity LP, a Delaware limited partnership (“Desert Equity”), today announced the preliminary results of its cash tender offer (the “Offer”) for up to a total of 3,740,000 shares of common stock, or approximately 16.3% of the shares outstanding, of White Electronic Designs Corporation (the “Company”) (Nasdaq: WEDC), which expired today at 12:01 a.m., New York City time.

Based on the preliminary count, subject to verification by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of 12:01 a.m., New York City time on Wednesday, September 16, 2009, approximately 3,315,836 shares of the Company’s common stock were validly tendered and not validly withdrawn, including approximately 20,545 shares tendered by notices of guaranteed delivery.

Desert Equity will purchase all 3,315,836 shares tendered at a purchase price of $4.25 net per share, for a total purchase price of $14,092,303.00.  After such purchase (i) Desert Equity will directly beneficially own 3,315,836 shares or approximately 14.45% of the outstanding shares of the Company’s common stock, (ii) Desert Equity’s sole general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”), may be deemed to beneficially own the 3,315,836 shares of the Company’s common stock directly beneficially owned by Desert Equity, and (iii) Brian R. Kahn, the Chairman of the Company’s Board of Directors and the sole member and manager of Desert Management, may be deemed to beneficially own 4,142,036 shares or approximately 18.06% of the outstanding shares of the Company’s common stock (including the 3,315,836 shares directly beneficially owned by Desert Equity, 803,700 shares directly beneficially owned by Caiman Partners, L.P., a Delaware limited partnership, and 22,500 shares of restricted stock granted to Mr. Kahn pursuant to the Company’s 2006 Director Restricted Stock Plan).

The number of shares validly tendered and not validly withdrawn is preliminary and is subject to verification by American Stock Transfer & Trust Company, LLC.  The actual number of shares validly tendered and not validly withdrawn will be announced promptly following completion of the verification process.  Promptly after the announcement, the depositary will issue payment for the shares validly tendered and accepted under the Offer.  Any questions regarding the Offer should be directed to D. F. King & Co., Inc., the information agent for the Offer.  Banks and brokers may call collect at (212) 269-5550. All others may call toll free at (800) 488-8035.